FOR IMMEDIATE RELEASE
August 25, 2011
Bloomberg Enters Agreement to Acquire BNA
Combination Propels Bloomberg’s Expansion into Legal Information Market and Enhances BNA through Bloomberg’s Data and Technology Expertise
Acquisition Increases Bloomberg’s Presence in Washington Market
NEW YORK and ARLINGTON, Va. — Bloomberg and BNA today announced that they have entered into an agreement for Bloomberg to acquire all of the outstanding shares of BNA for $39.50 per share in a cash tender offer followed by a merger for a total purchase price of approximately $990 million. The transaction is expected to close in 2011.
BNA, which is wholly owned by current and former employees, provides important legal, tax and regulatory research and analysis and would become a stand-alone subsidiary of Bloomberg.
Together, Bloomberg and BNA would form a unique combination of premium content, deep subject matter expertise, proprietary data and world class technological capabilities to provide distinctive products and solutions for professionals and decision makers in law, government, business and finance.
This acquisition would immediately strengthen Bloomberg’s offerings in the legal information market by complementing Bloomberg Law — the only legal research system that fully integrates primary research, dockets, company information and proprietary news — with BNA’s trusted legal, tax and regulatory content.
In addition, the combination would enhance Bloomberg’s coverage and analysis of tax and accounting, labor and employment, healthcare, intellectual property, and telecommunications issues.
The acquisition would significantly grow Bloomberg’s presence in the Washington, DC area through its multiple operating units, Bloomberg News, Bloomberg Government, Bloomberg Law and BNA — which would work together to provide unparalleled coverage and analysis of U.S. policy and regulatory issues for customers.
“BNA’s employees have built a superior franchise and we are enthusiastic about a Bloomberg-BNA combination that will deliver more premium content to our professional audiences,” said Dan Doctoroff, CEO and President of Bloomberg. “BNA research and analysis will make Bloomberg’s products even more valuable, and BNA would benefit from our data and technology expertise.”
“For more than eight decades, we have provided our subscribers with quality products that allow them to do their jobs more effectively and efficiently,” said Paul N. Wojcik, Chairman and CEO of BNA. “We believe this is the start of a new day, where we will join forces with Bloomberg to extend our premium content to an expanded audience.”

“Bloomberg and BNA share many of the same values, including a commitment to deliver high-quality content to customers, employing highly skilled and experienced workers and offering superior customer service,” said Peter Grauer, Chairman of Bloomberg. “We look forward to welcoming them to the Bloomberg family.”
The tender offer is expected to commence by September 8, 2011. The acquisition is subject to the terms and conditions set forth in the merger agreement, including a condition that at least a majority of the outstanding BNA Class A Shares are tendered, that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and other customary conditions. If the tender offer is completed, untendered shares of BNA are expected to be converted in the subsequent merger into the right to receive the same US$39.50 per share price paid in the tender offer.
The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of BNA. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Brass Acquisition Corp. and Bloomberg, and the solicitation/recommendation statement will be filed with the SEC by BNA. Investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents filed by Brass Acquisition Corp. or Bloomberg may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800-322-2885 or by email to tenderoffer@mackenziepartners.com.
More information about the transaction is available on Bloomberg and BNA’s websites at:
http://www.bloomberg.com/about/pressroom/
http://www.bna.com
About Bloomberg
Bloomberg, a leader in global business and financial information and news, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company’s strength — delivering data, news and analytics through innovative technology, quickly and accurately — is at the core of the Bloomberg Professional service, which provides real time financial information to more than 300,000 subscribers globally. Bloomberg’s enterprise solutions build on the company’s core strength, using technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. Through Bloomberg Law, Bloomberg Government and Bloomberg New Energy Finance, the company provides data, news and analytics to decision makers in industries beyond finance. And Bloomberg News, delivered through the Bloomberg Professional service, television, radio, mobile, the Internet and two magazines, Bloomberg Businessweek and Bloomberg Markets, covers the world with more than 2,300 news and multimedia professionals at 146 bureaus in 72 countries. Headquartered in New York, Bloomberg employs more than 13,000 people in 185 locations around the world.
About BNA
BNA is the largest independent publisher of news, analysis, and reference products for professionals. Delivering specialized information to business, legal, and government professionals at every level of expertise, BNA produces more than 300 news and information services, including the highly respected Daily Labor Report, U.S. Law Week, and Daily Report for Executives. For more information, visit bna.com.
About Bloomberg Law
Bloomberg Law is the first real-time legal research system that integrates innovative search technology, comprehensive legal content, company and client information, and proprietary news all in one place. This collaborative workspace also includes a suite of new tools for more effective legal analysis and more productive client development. For more information, visit BloombergLaw.com.
About Bloomberg Government
Bloomberg Government is the single source for professionals who need to understand the business impacts of government actions so they can work quickly, decisively and effectively. This comprehensive, subscription-based, online tool collects best-in-class data, provides high-end analysis and analytic tools, and delivers deep, reliable, timely and unbiased reporting from a team of more than 2,300 journalists and multimedia specialists worldwide. For more information, visit BGov.com.
Forward Looking Statements
This announcement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that BNA files from time to time with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this announcement. BNA undertakes no obligation to update the information provided herein.
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Media contact:
Ty Trippet
Bloomberg L.P.
+1.212.617.2443 — office
ttrippet@bloomberg.net